Exhibit 99.3

Ballots

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, OTHER THAN WHAT IS INCLUDED IN THE MATERIALS ACCOMPANYING THIS MASTER BALLOT
ULTRAPETROL (BAHAMAS) LIMITED, and certain
 of its direct and indirect subsidiaries
MASTER BALLOT FOR ACCEPTING OR REJECTING PLAN DEBTORS' PREPACKAGED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
MASTER BALLOT FOR VOTING CLASS 3
 2021 NOTE CLAIMS
PARENT-INCLUDED PLAN
AND
PARENT-EXCLUDED PLAN

THE VOTING DEADLINE BY WHICH YOUR MASTER BALLOT MUST BE ACTUALLY RECEIVED BY THE VOTING AGENT, PRIME CLERK LLC, IS 4:00 P.M. PREVAILING EASTERN TIME ON JANUARY 4, 2017 OR THE VOTES REPRESENTED BY YOUR BALLOT WILL NOT BE COUNTED.

Ultrapetrol (Bahamas) Limited ("UBL") and the direct and indirect subsidiaries identified on the attached Addendum A to Master Ballot (collectively with UBL, "Ultrapetrol") are soliciting votes on the alternative plans of reorganization set forth in Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Plan"), attached as Exhibit A to the Debtors' Disclosure Statement, dated November 30, 2016 (the "Disclosure Statement"), which accompanies this Master Ballot.  Capitalized terms not defined in this Ballot have the meanings set forth in the Plan.  Ultrapetrol has reached an agreement with certain of its lenders and with the holders of 84.26% in principle amount of the 8.875% First Preferred Ship Mortgage Notes due 2021 issued by UBL under the indenture, dated June 10, 2013, between Ultrapetrol and Manufacturers and Traders Trust Company, as Trustee, as amended (collectively, the "2021 Notes") on the terms of a restructuring of that River Business indebtedness.  If sufficient acceptances of the Plan are received, Ultrapetrol intends to commence chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and request confirmation of either the Parent-Included Plan or the Parent-Excluded Plan, as follows:  If Ultrapetrol also reaches an agreement with the lenders to Ultrapetrol's Offshore Business ("the Offshore Lenders") prior to 4:00 p.m. prevailing Eastern Time on January 4, 2017, Ultrapetrol intends to request confirmation of the "Parent-Included Plan."  If Ultrapetrol does not reach such agreement with its Offshore Lenders, it intends to request confirmation of the "Parent-Excluded Plan."  The Disclosure Statement provides information to assist creditors in deciding how to vote on the Plan.
This Master Ballot is to be used by you, as a broker, bank, or other nominee (or as their proxy holder or agent) (each of the foregoing, a "Nominee"), for beneficial owners, as of November 28, 2016, of 2021 Notes, to transmit the votes of such holders in respect of their 2021 Notes to accept or reject both the Parent-Included Plan and the Parent-Excluded Plan.  Before you transmit such votes, please carefully review the Disclosure Statement and the voting procedures set forth below.
Slide 1 of 13

The Plan can be confirmed by the Bankruptcy Court and thereby made binding on you and on the beneficial owners of 2021 Notes for whom you are the Nominee if it is accepted by the holders of at least two-thirds in amount and more than one-half in number of claims in each class that vote on the Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code.  If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Plan if it finds that the Plan provides fair and equitable treatment to, and does not discriminate unfairly against, the class or classes rejecting it, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.
This Ballot is not a letter of transmittal and may not be used for any purpose other than to transmit votes to accept or reject the Plan.
PLEASE READ AND FOLLOW THE ATTACHED INSTRUCTIONS CAREFULLY.  COMPLETE, SIGN, AND DATE THIS MASTER BALLOT, AND RETURN IT SO THAT IT IS RECEIVED BY THE VOTING AGENT (PRIME CLERK LLC) BEFORE THE VOTING DEADLINE OF 4:00 P.M. PREVAILING EASTERN TIME ON JANUARY 4, 2017.  IF THIS MASTER BALLOT IS NOT COMPLETED, SIGNED, AND RECEIVED ON OR BEFORE THE VOTING DEADLINE AND THE VOTING DEADLINE IS NOT EXTENDED, THE VOTES TRANSMITTED BY THIS MASTER BALLOT WILL NOT BE COUNTED.
You should review the Disclosure Statement and the Plan before you transmit votes.  You or the beneficial owners of 2021 Notes for whom you are the Nominee may wish to seek legal advice concerning the Plan and the classification and treatment of the 2021 Note Claims under the Plan.  Such claims have been placed in Class 3 under the Plan.  Holders of more than one claim against Ultrapetrol will receive a Ballot for each claim such holders are entitled to vote, and the Nominees of such holders will receive a Master Ballot for each claim such holders are entitled to vote.
HOLDERS OF 2021 NOTES SHOULD VOTE ON TWO (2) PLANS: (1) WITH RESPECT TO THE PARENT-INCLUDED PLAN, THEY MUST VOTE ALL THEIR 2021 NOTES EITHER TO ACCEPT OR TO REJECT THE PARENT-INCLUDED PLAN AND MAY NOT SPLIT THEIR VOTES AND (2) WITH RESPECT TO THE PARENT-EXCLUDED PLAN, THEY MUST VOTE ALL THEIR 2021 NOTES EITHER TO ACCEPT OR TO REJECT THE PARENT-EXCLUDED PLAN AND MAY NOT SPLIT THEIR VOTE.
If the Plan is confirmed by the Bankruptcy Court, it will be binding upon you and the beneficial owners of 2021 Notes for whom you are the Nominee, whether or not such holders vote and whether or not any votes are transmitted by this Master Ballot.
Item 1.	Certification of Authority to Vote. The undersigned certifies that as of the November 28, 2016 record date the undersigned (please check the applicable box):

☐	Is a broker, bank, or other nominee for the beneficial owners of the aggregate principal amount of 2021 Notes listed in Item 2 below, and is the registered holder of such securities, or
☐
Is acting under a power of attorney and/or agency (a copy of which will be provided upon request) granted by a broker, bank, or other nominee that is the registered holder of the aggregate principal amount of 2021 Notes listed in Item 2 below, or

☐
Has been granted a proxy (an original of which is attached hereto) from a broker, bank, or other nominee or a beneficial owner that is the registered holder of the aggregate principal amount of 2021 Notes listed in Item 2 below,

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and accordingly, has full power and authority to vote to accept or reject the Parent-Included Plan and the Parent-Excluded Plan on behalf of the beneficial owners of the 2021 Notes described in Item 2 below.
Item 2.
Class 3 (2021 Note Claims) Vote.  The undersigned transmits the following votes of beneficial owners in respect of their 2021 Notes on both the Parent-Included Plan and the Parent-Excluded Plan, and certifies that the following beneficial owners of 2021 Notes, as identified by their respective customer account numbers set forth below, are beneficial owners of such securities as of the November 28, 2016 record date and have delivered to the undersigned, as Nominee, properly executed Ballots casting such votes.  (Indicate in the appropriate column the aggregate principal amount voted for each account, or attach such information to this Master Ballot in the form of the following table.  For purposes of this Master Ballot, accrued or unmatured interest should not be included.  Please note: Each beneficial owner (i) should vote all his, her, or its 2021 Notes either to accept or reject the Parent-Included Plan, and may not split such vote and (ii) each beneficial owner should vote all his, her, or its 2021 Notes either to accept or reject the Parent-Excluded Plan, and may not split such vote):

ANY EXECUTED BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN OR THAT INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN WILL NOT BE COUNTED WITH RESPECT TO SUCH PLAN.
VOTE FROM ITEM 2A – PARENT-INCLUDED PLAN

Your Customer Account Number for Each Beneficial Owner of 2021 Notes	Principal Amount of 2021 Notes Voted to ACCEPT the Plan		Principal Amount of 2021 Notes Voted to REJECT the Plan	Indicate If Beneficial Owner Voted to REJECT the Plan AND Checked the Box in Item 2A-1 Consenting to Provide the Releases Set Forth in Section V.H.(b) of the Plan
1.	$	OR	$
2.	$	OR	$
3.	$	OR	$
4.	$	OR	$
5.	$	OR	$
6.	$	OR	$
7.	$	OR	$
8.	$	OR	$
9.	$	OR	$
10.	$	OR	$
TOTALS:	$		$

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 VOTE FROM ITEM 2B – PARENT-EXCLUDED PLAN

Your Customer Account Number for Each Beneficial Owner of 2021 Notes	Principal Amount of 2021 Notes Voted to ACCEPT the Plan		Principal Amount of 2021 Notes Voted to REJECT the Plan	Indicate If Beneficial Owner Voted to REJECT the Plan AND Checked the Box in Item 2B-1 Consenting to Provide the Releases Set Forth in Section V.H.(b) of the Plan
1.	$	OR	$
2.	$	OR	$
3.	$	OR	$
4.	$	OR	$
5.	$	OR	$
6.	$	OR	$
7.	$	OR	$
8.	$	OR	$
9.	$	OR	$
10.	$	OR	$
TOTALS:	$		$

The Releases set forth in Section V.H.(b) of the Plan and certain related definitions are set forth on the attached Addendum B to Ballot.
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Item 3.  Certification As to Transcription of Information From Item 3 As to Other 2021 Notes Claims Voted by Beneficial Owners.  The undersigned certifies that the undersigned has transcribed in the following tables the information, if any, provided by beneficial owners in Item 3 of the 2021 Note Claims Ballots, identifying any other 2021 Notes for which such beneficial owners have submitted other Ballots:
ALL 2021 NOTES ON OTHER BALLOTS FOR ITEM 2A, PARENT-INCLUDED PLAN:

YOUR customer account number for each beneficial owner that completed Item 3 of the 2021 Note Claims Ballot	Other 2021 Notes Voted
	Account Number (Transcribe from Item 3 of 2021 Note Claims Ballot)	Name of Registered Holder or Nominee (Transcribe from Item 3 of 2021 Note Claims Ballot)	Principal Amount of Other 2021 Notes Voted (Transcribe from Item 3 of 2021 Note Claims Ballot)	CUSIP of Other 2021 Notes Voted (Transcribe from Item 3 of 2021 Note Claims Ballot)
1.			$
2.			$
3.			$
4.			$
5.			$
6.			$
7.			$
8.			$
9.			$
10.			$
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ALL 2021 NOTES ON OTHER BALLOTS FOR ITEM 2B, PARENT-EXCLUDED PLAN:

YOUR customer account number for each beneficial owner that completed Item 3 of the 2021 Note Claims Ballot.	Other 2021 Notes Voted
	Account Number (Transcribe from Item 3 of 2021 Note Claims Ballot)	Name of Registered Holder or Nominee (Transcribe from Item 3 of 2021 Note Claims Ballot)	Principal Amount of Other 2021 Notes Voted (Transcribe from Item 3 of 2021 Note Claims Ballot)	CUSIP of Other 2021 Notes Voted (Transcribe from Item 3 of 2021 Note Claims Ballot)
1.			$
2.			$
3.			$
4.			$
5.			$
6.			$
7.			$
8.			$
9.			$
10.			$
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Item 4.
Certification.  By signing this Master Ballot, the undersigned certifies that each beneficial owner of 2021 Notes listed in Item 2, above, has been provided with a copy of the Disclosure Statement, including the exhibits thereto, and acknowledges that the solicitation of votes for the Plan is subject to all the terms and conditions set forth in the Disclosure Statement.

Name of Broker, Bank, or Other Nominee:

(Print or Type)

DTC PARTICIPANT NUMBER: ________

Name of Proxy Holder or Agent for Broker, Bank, or Other Nominee (if applicable):

(Print or Type)

Social Security or Federal Tax I.D. No.: _________
(If Applicable)

Signature:

Print Name:

Title:
(If Appropriate)

Street Address:

City, State, Zip Code:

Telephone Number:

Email Address:

Date Completed:

THIS MASTER BALLOT MUST BE RECEIVED BY THE DEBTORS' VOTING AGENT, PRIME CLERK LLC, BEFORE 4:00 P.M. PREVAILING EASTERN TIME ON JANUARY 4, 2017, OR YOUR VOTE WILL NOT BE COUNTED.
PLEASE NOTE: THE VOTING AGENT WILL NOT ACCEPT BALLOTS OR MASTER BALLOTS BY FACSIMILE TRANSMISSION OR OTHER MEANS OF ELECTRONIC SUBMISSION (See footnote1).
ANY EXECUTED BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN OR THAT INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN WILL NOT BE COUNTED WITH RESPECT TO SUCH PLAN.

1.   Notwithstanding the foregoing, Broadridge Financial Services may submit its Master Ballot to the Voting Agent via electronic mail to ultrapetrolballots@primeclerk.com.

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INSTRUCTIONS FOR COMPLETING THE MASTER BALLOT
VOTING DEADLINE/VOTING AGENT:
The Voting Deadline is 4:00 P.M. prevailing Eastern Time, on January 4, 2017, unless extended by Ultrapetrol.  To have the vote of your customers count, you must complete, sign, and return this Master Ballot so that it is received by the Voting Agent (Prime Clerk LLC), Attn: Ultrapetrol Ballot Processing, c/o Prime Clerk LLC, 830 Third Avenue, 3rd Floor, New York, New York 10022, before the Voting Deadline.
HOW TO COMPLETE THE MASTER BALLOT:
If you are both the registered owner and beneficial owner of any principal amount of 2021 Notes and you wish to vote such 2021 Notes: You may complete, execute, and return to the Voting Agent either a 2021 Note Claims Ballot or a 2021 Note Claims Master Ballot.
If you are transmitting the votes of any beneficial owners of 2021 Notes other than yourself, you may either:
1.
Complete and execute the 2021 Note Claims Ballot (other than Items 2 and 3) and deliver to the beneficial owner such "pre-validated" 2021 Note Claims Ballot, along with the Disclosure Statement and other materials requested to be forwarded.  The beneficial owner should complete Items 2 and 3 of that Ballot and return the completed Ballot to the Voting Agent so as to be received before the Voting Deadline:

OR
2.	For any 2021 Note Claims Ballots you do not "pre-validate":
Deliver the 2021 Note Claims Ballot to the beneficial owner, along with the Disclosure Statement and other materials requested to be forwarded, and take the necessary actions to enable such beneficial owner to (i) complete and execute such Ballot voting to accept or reject the Parent-Included Plan AND voting to accept or reject the Parent-Excluded Plan, and (ii) return the completed, executed Ballot to you in sufficient time to enable you to complete the Master Ballot and deliver it to the Voting Agent before the Voting Deadline of 4:00 P.M. prevailing Eastern Time on January 4, 2017; and
With respect to all 2021 Note Claims Ballots returned to you, you must properly complete the Master Ballot, as follows:
a.	Check the appropriate box in Item 1 on the Master Ballot;
b.
In Item 2 of this Master Ballot, indicate the votes to accept or reject the Parent-Included Plan and the votes to accept or reject the Parent-Excluded Plan, as transmitted to you by the beneficial owners of 2021 Notes.  For beneficial owners that voted to reject either the Parent-Included Plan or Parent-Excluded Plan, also indicate such holders that checked the opt-in box to voluntarily consent to provide the Releases set forth in Section V.H.(b) of the Plan.  To identify the beneficial owners without disclosing their names, please use the customer account number assigned by you to each such beneficial owner, or if no such customer account number exists, please assign a number to each account (making sure to retain a separate list of each beneficial owner and the assigned number).  IMPORTANT: BENEFICIAL OWNERS MAY NOT SPLIT THEIR VOTES.  EACH BENEFICIAL OWNER SHOULD VOTE ALL HIS, HER, OR ITS 2021 NOTES EITHER TO ACCEPT OR REJECT THE PARENT-INCLUDED PLAN AND EACH BENEFICIAL OWNER SHOULD VOTE ALL HIS, HER, OR ITS 2021 NOTES EITHER TO ACCEPT OR REJECT THE PARENT-EXCLUDED PLAN.  IF ANY BENEFICIAL OWNER HAS ATTEMPTED TO SPLIT SUCH VOTE, PLEASE CONTACT THE VOTING AGENT IMMEDIATELY.  The vote on any Ballot or Master Ballot which is validly executed but (i) which does not indicate acceptance or rejection of the Plan by the indicated beneficial owner, or (ii) indicates both an acceptance and rejection of the Plan by the indicated beneficial owner, will not be counted with respect to such Plan.  Please transcribe from Items 2A-1 and 2B-1 the information with respect to any beneficial owner that voted to reject the Plan and checked the box voluntarily consenting to provide the releases set forth in Section V.H.(b) of the Plan;

Slide 8 of 13

c.
Please note that Item 3 of this Master Ballot requests that you transcribe the information provided by each beneficial owner from Item 3 of each completed 2021 Note Claims Ballot relating to other 2021 Notes voted;

d.	Review the certification in Item 4 of the Master Ballot;
e.	In Item 4, sign and date the Master Ballot, and provide the remaining information requested;
f.
If additional space is required to respond to any item on the Master Ballot, please use additional sheets of paper clearly marked to indicate the applicable Item of the Master Ballot to which you are responding;

g.	Contact the Voting Agent to arrange for delivery of the completed Master Ballot to its offices; and
h.
Deliver the completed, executed Master Ballot so as to be received by the Voting Agent, Prime Clerk LLC, before the Voting Deadline.  For each completed, executed 2021 Note Claims Ballot returned to you by a beneficial owner, either forward such Ballot (along with your Master Ballot) to the Voting Agent or retain such 2021 Note Claims Ballot in your files for one year from the Voting Deadline.

PLEASE NOTE:
This Master Ballot is not a letter of transmittal and may not be used for any purpose other than to cast votes to accept or reject the Plan.  Holders should not surrender, at this time, certificates representing their securities.  Neither Ultrapetrol nor the Voting Agent will accept delivery of any such certificates surrendered together with this Master Ballot.
No Ballot or Master Ballot shall constitute or be deemed a proof of claim or equity interest or an assertion of a claim or equity interest.
We will, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding the Ballots and other enclosed materials to the beneficial owners of 2021 Notes held by you as a nominee or in a fiduciary capacity.  We will also pay all transfer taxes, if any, applicable to the transfer and exchange of your securities pursuant to and following confirmation of the Plan.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU OR ANY OTHER PERSON THE AGENT OF ULTRAPETROL OR THE VOTING AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE PLAN, EXCEPT FOR THE STATEMENTS CONTAINED IN THE ENCLOSED DOCUMENTS.

Slide 9 of 13

IF YOU HAVE ANY QUESTIONS REGARDING THIS MASTER BALLOT OR THE VOTING PROCEDURES OR IF YOU NEED ADDITIONAL COPIES OF THE MASTER BALLOT, BALLOTS, DISCLOSURE STATEMENT, OR OTHER RELATED MATERIALS, PLEASE CALL PRIME CLERK LLC, AT 1-844-205-4334 (Domestic Toll-free) or 1-917-606-6438 International Toll.

PLEASE RETURN BALLOTS VIA FIRST CLASS MAIL, OVERNIGHT COURIER, OR HAND DELIVER TO: ULTRAPETROL BALLOT PROCESSING c/o PRIME CLERK LLC 830 THIRD AVENUE, 3RD FLOOR NEW YORK, NY 10022

Slide 10 of 13

ADDENDUM A TO BALLOT

Parent-Included Plan

Plan Proponents

1. Ultrapetrol (Bahamas) Limited
2. Oceanpar S.A.
3. Dampierre Holdings Spain, S.L.
4. Princely International Finance Corp.
5. Cedarino S.A.
6. Thurston Shipping Inc.
7. Massena Port S.A.
8. UABL Limited
9. Ultrapetrol S.A.
10. UABL S.A.
11. Parfina S.A.
12. Parabal S.A.
13. UABL Paraguay S.A.
14. Compagnia Paraguaya De Transporte Fluvial SA
15. Arlene Investments, Inc.
16. Brinkley Shipping Inc.
17. Danube Maritime Inc.
18. Dingle Barges Inc.
19. General Ventures Inc.
20. Palmdeal Shipping Inc.
21. Riverview Commercial Corp.
22. Marine Financial Investment Corp.
23. UABL Barges (Panama) Inc.
24. UABL Towing Services S.A.
25. Eastham Barges Inc.
26. Riverpar S.A.
27. UP River Terminals (Panama) S.A.
28. UPB (Panama) Inc.
29. UP River (Holdings) Ltd. (Bahamas)
30. Regal International Investments S.A.
31. Longmoor Holdings Inc.
32. Hallandale Commercial Corp.

Parent-Excluded Plan

Plan Proponents

1. Oceanpar S.A.
2. Dampierre Holdings Spain, S.L.
3. Princely International Finance Corp.
4. Cedarino S.A.
5. Thurston Shipping Inc.
6. Massena Port S.A.
7. UABL Limited
8. Ultrapetrol S.A.
9. UABL S.A.
10. Parfina S.A.
11. Parabal S.A.
12. UABL Paraguay S.A.
13. Compagnia Paraguaya De Transporte Fluvial SA
14. Arlene Investments, Inc.
15. Brinkley Shipping Inc.
16. Danube Maritime Inc.
17. Dingle Barges Inc.
18. General Ventures Inc.
19. Palmdeal Shipping Inc.
20. Riverview Commercial Corp.
21. Marine Financial Investment Corp.
22. UABL Barges (Panama) Inc.
23. UABL Towing Services S.A.
24. Eastham Barges Inc.
25. Riverpar S.A.
26. UP River Terminals (Panama) S.A.
27. UPB (Panama) Inc.
28. UP River (Holdings) Ltd. (Bahamas)
29. Regal International Investments S.A.
30. Longmoor Holdings Inc.
31. Hallandale Commercial Corp.
32. Corporación de Navegación Mundial S.A

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ADDENDUM B TO BALLOT

PLEASE BE ADVISED THAT THE PLAN CONTAINS CERTAIN RELEASE, EXCULPATION, AND INJUNCTION PROVISIONS, INCLUDING:
Section V.H.(b) of the Plan states:
Releases by Holders of Claims and Equity Interests.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.
Section I.A of the Plan includes the following definitions:
Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time during the Reorganization Cases) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).
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Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (c) IFC, (d) OFID; (e) Sparrow; (f) Southern Cross; (g) New Holdco; (h) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (i) with respect to each of the foregoing Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

Beneficial owners that voted to accept the Plan in Item 2A or 2B will be deemed to have consented to the releases contained in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.
Other release, exculpation, and injunction provisions are set forth in Section V.H.(b) of the Plan.  You and the beneficial owners for which you are a nominee are advised and encouraged to carefully review and consider the Plan, including the release, exculpation, and injunction provisions, as your and their rights may be affected.

Slide 13 of 13

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, OTHER THAN WHAT IS INCLUDED IN THE MATERIALS ACCOMPANYING THIS BALLOT
ULTRAPETROL (BAHAMAS) LIMITED, and certain
 of its direct and indirect subsidiaries
BALLOT FOR ACCEPTING OR REJECTING PLAN DEBTORS' PREPACKAGED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
BALLOT FOR VOTING CLASS 3 2021 NOTE CLAIMS
PARENT-INCLUDED PLAN
AND
PARENT-EXCLUDED PLAN
Ultrapetrol (Bahamas) Limited ("UBL") and the direct and indirect subsidiaries identified on the attached Addendum A to Ballot (collectively with UBL, "Ultrapetrol") are soliciting your votes on the alternative plans of reorganization set forth in Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Plan"), attached as Exhibit A to the Debtors' Disclosure Statement, dated November 30, 2016 (the "Disclosure Statement"), which accompanies this Ballot.  Capitalized terms not defined in this Ballot have the meanings set forth in the Plan.  Ultrapetrol has reached an agreement with certain of its lenders and with the holders of 84.26% in principle amount of the 8.875% First Preferred Ship Mortgage Notes due 2021 issued by UBL under the indenture, dated June 10, 2013, between Ultrapetrol and Manufacturers and Traders Trust Company, as Trustee, as amended (collectively, the "2021 Notes"), on the terms of a restructuring of that River Business indebtedness.  If sufficient acceptances of the Plan are received, Ultrapetrol intends to commence chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and request confirmation of either the Parent-Included Plan or the Parent-Excluded Plan, as follows:  If Ultrapetrol also reaches an agreement with the lenders to Ultrapetrol's Offshore Business ("the Offshore Lenders") prior to 4:00 p.m. prevailing Eastern Time on January 4, 2017, Ultrapetrol intends to request confirmation of the "Parent-Included Plan."  If Ultrapetrol does not reach such agreement with its Offshore Lenders, it intends to request confirmation of the "Parent-Excluded Plan."
The Disclosure Statement provides information to assist you in deciding how to vote on the Plan.  If you are, as of November 28, 2016, a beneficial owner of 2021 Notes, please use this Ballot (i) to cast your vote to accept or reject the Parent-Included Plan and (ii) to cast your vote to accept or reject the Parent-Excluded Plan.  If you do not have a Disclosure Statement or Addendum A or Addendum B to this Ballot, you may obtain a copy by contacting Ultrapetrol's Voting Agent, Prime Clerk LLC, at 1-844-205-4334 (Domestic toll-free) or 1-917-606-6438 (International toll), or by email to ultrapetrolballots@primeclerk.com.
The Plan can be confirmed by the Bankruptcy Court and thereby made binding on holders of Class 3 2021 Note Claims if it is accepted by the holders of at least two-thirds in amount and more than one-half in number of claims in each class that actually vote on the Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code.  If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Plan if it finds that the Plan provides fair and equitable treatment to, and does not discriminate unfairly against, the class or classes rejecting it, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.
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IMPORTANT
You should review the Disclosure Statement and the Plan before you vote.  You may wish to seek legal advice concerning the Plan and the classification and treatment of your claim or claims under the Plan.  Your claim in respect of your 2021 Notes has been placed in Class 3 under the Plan.
VOTING DEADLINE: 4:00 P. M. PREVAILING EASTERN TIME ON JANUARY 4, 2017.
If your vote is not received by Ultrapetrol's Voting Agent, Prime Clerk LLC, on or before the Voting Deadline and such deadline is not extended, your vote will not count as either an acceptance or rejection of the Plan.
Please complete this ballot and return it to your nominee in accordance with your nominee's instructions (or otherwise follow the instructions of your nominee).
Voting Instructions
1.    COMPLETE ITEM 1 (if not already filled out by your nominee).  COMPLETE ITEM 2A (YOUR VOTE ON PARENT-INCLUDED PLAN) AND ITEM 2B (YOUR VOTE ON PARENT-EXCLUDED PLAN).  COMPLETE ITEM 3 (if applicable).
2. REVIEW THE CERTIFICATIONS CONTAINED IN ITEM 4.
3. SIGN THE BALLOT (unless your Ballot has already been signed or "prevalidated" by your nominee).
4. RETURN THE BALLOT IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE (if the enclosed envelope is addressed to your nominee, make sure your nominee receives your Ballot in time to submit your vote to Prime Clerk, the Voting Agent, before the Voting Deadline).
5. YOU ARE VOTING ON TWO (2) PLANS: (1) WITH RESPECT TO THE PARENT-INCLUDED PLAN, YOU MUST VOTE ALL YOUR 2021 NOTES EITHER TO ACCEPT OR TO REJECT THE PARENT-INCLUDED PLAN AND MAY NOT SPLIT YOUR VOTE AND (2) WITH RESPECT TO THE PARENT-EXCLUDED PLAN, YOU MUST VOTE ALL YOUR 2021 NOTES EITHER TO ACCEPT OR TO REJECT THE PARENT-EXCLUDED PLAN AND MAY NOT SPLIT YOUR VOTE.
6. THE VOTE ON ANY BALLOT RECEIVED THAT DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN OR THAT INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN WILL NOT BE COUNTED WITH RESPECT TO SUCH PLAN.
If the Plan is confirmed by the Bankruptcy Court, it will be binding on you whether or not you vote.

Slide 2 of 9

Item 1.
Principal Amount of 2021 Notes Voted.  The undersigned certifies that as of November 28, 2016 the undersigned was either the beneficial owner, or the nominee of a beneficial owner, of 2021 Notes in the following aggregate unpaid principal amount (insert amount in the box below unless otherwise prepopulated with voting amount).  If your 2021 Notes are held by a nominee on your behalf and you do not know the amount, please contact your nominee immediately.  (For purposes of this Ballot, it is not necessary to, and you should not, adjust the principal amount for any accrued or unmatured interest.)

$

Item 2.	TWO PLANS. The beneficial owner of the 2021 Notes identified in Item 1 votes on the Parent-Included Plan in Item 2A AND on the Parent-Excluded Plan in Item 2B, as follows:
Item 2A.
Vote on Parent-Included Plan.  The beneficial owner of the 2021 Notes identified in Item 1 votes as follows (check the box to Accept or the box to Reject—if you do not check either box your vote will not be counted):

☐ to Accept the Plan. If you vote to Accept the Plan, you will be deemed to consent to the Releases set forth in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.	OR
☐ to Reject the Plan.

If you vote to Reject the Plan, you may still consent to provide the Releases set forth in Section V.H.(b) of the Plan by checking the following opt-in box:

Item 2A-1:

☐ I voluntarily consent to provide the Releases set forth in Section V.H.(b) of the Plan.

The Releases set forth in Section V.H.(b) of the Plan and certain related definitions are set forth on the attached Addendum B to Ballot.

Slide 3 of 9

Item 2B.
Vote on Parent-Excluded Plan.  The beneficial owner of the 2021 Notes identified in Item 1 votes as follows (check the box to Accept or the box to Reject—if you do not check either box your vote will not be counted):

☐ to Accept the Plan. If you vote to Accept the Plan, you will be deemed to consent to the Releases set forth in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.	OR
☐ to Reject the Plan.

If you vote to Reject the Plan, you may still consent to provide the Releases set forth in Section V.H.(b) of the Plan by checking the following opt-in box:

Item 2B-1:

☐ I voluntarily consent to provide the Releases set forth in Section V.H.(b) of the Plan.

The Releases set forth in Section V.H.(b) of the Plan and certain related definitions are set forth on the attached Addendum B to Ballot.

Item 3.
Identify All Other 2021 Notes Voted.  By returning this Ballot, the beneficial owner of the 2021 Notes identified in Item 1 certifies that (a) this Ballot is the only Ballot submitted for the 2021 Notes owned by such beneficial owner, except for the 2021 Notes identified in the following tables, (b) all of the 2021 Notes for which the beneficial owner has submitted Ballots are identified in the following tables, and (c) all Ballots for 2021 Notes submitted by the beneficial owner indicate the same vote to accept or reject the Plan that the beneficial owner has indicated in Item 2A and Item 2B of this Ballot (please use additional sheets of paper if necessary):

ALL 2021 NOTES ON OTHER BALLOTS FOR ITEM 2A, PARENT-INCLUDED PLAN:
Account Number	Name of Registered Holder or Nominee	Principal Amount of Other 2021 Notes Voted	CUSIP of Other 2021 Notes Voted
$
$
$

Slide 4 of 9

ALL 2021 NOTES ON OTHER BALLOTS FOR ITEM 2B, PARENT-EXCLUDED PLAN:
Account Number	Name of Registered Holder or Nominee	Principal Amount of Other 2021 Notes Voted	CUSIP of Other 2021 Notes Voted
$
$
$

Slide 5 of 9

Item 4.
Certification.  By returning this Ballot, the beneficial owner of the 2021 Notes identified in Item 1 certifies that (a) it has full power and authority to vote to accept or reject the Plan with respect to the 2021 Notes listed in Item 1, (b) it was the beneficial owner of the 2021 Notes described in Item 1 on November 28, 2016, (c) all Ballots to vote 2021 Notes submitted by the beneficial owner indicate the same vote to accept or reject the Parent-Included Plan that the beneficial owner has indicated on this Ballot, (d) all Ballots to vote 2021 Notes submitted by the beneficial owner indicate the same vote to accept or reject the Parent-Excluded Plan that the beneficial owner has indicated on this Ballot, and (e) it has received a copy of the Disclosure Statement (including the exhibits thereto) and understands that the solicitation of votes for the Plan is subject to all the terms and conditions set forth in the Disclosure Statement.

Name of BENEFICIAL OWNER:

(Print or Type)

Social Security or Federal Tax I.D. No.: _________
(Optional)

Signature:

Print Name:

Title:
(If Appropriate)

Street Address:

City, State, Zip Code:

Telephone Number:

Email Address:

Date Completed:

This Ballot shall not constitute or be deemed a proof of claim or equity interest or an assertion of a claim or equity interest.  This Ballot is not a letter of transmittal and may not be used for any purpose other than to cast votes to accept or reject the Plan.

YOUR VOTE (OR THE MASTER BALLOT REFLECTING YOUR VOTE) MUST BE RECEIVED BY THE DEBTORS' VOTING AGENT, PRIME CLERK LLC, BY 4:00 P.M., PREVAILING EASTERN TIME, ON JANUARY 4, 2017, OR YOUR VOTE WILL NOT BE COUNTED.  IF THE ENCLOSED ENVELOPE IS ADDRESSED TO YOUR NOMINEE, MAKE SURE YOUR NOMINEE RECEIVES YOUR BALLOT IN TIME TO SUBMIT A MASTER BALLOT REFLECTING YOUR VOTE TO THE VOTING AGENT BEFORE THE VOTING DEADLINE.

IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT OR OTHER ENCLOSED MATERIALS, PLEASE CONTACT THE VOTING AGENT, PRIME CLERK LLC, AT 1-844-205-4334 (Domestic toll-free) or 1-917-606-6438 (International toll) or by email to ultrapetrolballots@primeclerk.com.
Slide 6 of 9

ADDENDUM A TO BALLOT

Parent-Included Plan

Plan Proponents

1. Ultrapetrol (Bahamas) Limited
2. Oceanpar S.A.
3. Dampierre Holdings Spain, S.L.
4. Princely International Finance Corp.
5. Cedarino S.A.
6. Thurston Shipping Inc.
7. Massena Port S.A.
8. UABL Limited
9. Ultrapetrol S.A.
10. UABL S.A.
11. Parfina S.A.
12. Parabal S.A.
13. UABL Paraguay S.A.
14. Compagnia Paraguaya De Transporte Fluvial SA
15. Arlene Investments, Inc.
16. Brinkley Shipping Inc.
17. Danube Maritime Inc.
18. Dingle Barges Inc.
19. General Ventures Inc.
20. Palmdeal Shipping Inc.
21. Riverview Commercial Corp.
22. Marine Financial Investment Corp.
23. UABL Barges (Panama) Inc.
24. UABL Towing Services S.A.
25. Eastham Barges Inc.
26. Riverpar S.A.
27. UP River Terminals (Panama) S.A.
28. UPB (Panama) Inc.
29. UP River (Holdings) Ltd. (Bahamas)
30. Regal International Investments S.A.
31. Longmoor Holdings Inc.
32. Hallandale Commercial Corp.

Parent-Excluded Plan

Plan Proponents

1. Oceanpar S.A.
2. Dampierre Holdings Spain, S.L.
3. Princely International Finance Corp.
4. Cedarino S.A.
5. Thurston Shipping Inc.
6. Massena Port S.A.
7. UABL Limited
8. Ultrapetrol S.A.
9. UABL S.A.
10. Parfina S.A.
11. Parabal S.A.
12. UABL Paraguay S.A.
13. Compagnia Paraguaya De Transporte Fluvial SA
14. Arlene Investments, Inc.
15. Brinkley Shipping Inc.
16. Danube Maritime Inc.
17. Dingle Barges Inc.
18. General Ventures Inc.
19. Palmdeal Shipping Inc.
20. Riverview Commercial Corp.
21. Marine Financial Investment Corp.
22. UABL Barges (Panama) Inc.
23. UABL Towing Services S.A.
24. Eastham Barges Inc.
25. Riverpar S.A.
26. UP River Terminals (Panama) S.A.
27. UPB (Panama) Inc.
28. UP River (Holdings) Ltd. (Bahamas)
29. Regal International Investments S.A.
30. Longmoor Holdings Inc.
31. Hallandale Commercial Corp.
32. Corporación de Navegación Mundial S.A

Slide 7 of 9

ADDENDUM B TO BALLOT

PLEASE BE ADVISED THAT THE PLAN CONTAINS CERTAIN RELEASE, EXCULPATION, AND INJUNCTION PROVISIONS, INCLUDING:
Section V.H.(b) of the Plan states:
Releases by Holders of Claims and Equity Interests.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.

Section I.A of the Plan includes the following definitions:
Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time during the Reorganization Cases) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).
Slide 8 of 9

Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (c) IFC, (d) OFID; (e) Sparrow; (f) Southern Cross; (g) New Holdco; (h) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (i) with respect to each of the foregoing Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

If you voted to accept the Plan in Item 2A or Item 2B, you will be deemed to have consented to the releases contained in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.
Other release, exculpation, and injunction provisions are set forth in Section V.H.(b) of the Plan.  You are advised and encouraged to carefully review and consider the Plan, including the release, exculpation, and injunction provisions, as your rights may be affected.

Slide 9 of 9

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, OTHER THAN WHAT IS INCLUDED IN THE MATERIALS ACCOMPANYING THIS BALLOT
ULTRAPETROL (BAHAMAS) LIMITED, and certain
 of its direct and indirect subsidiaries
BALLOT FOR ACCEPTING OR REJECTING PLAN DEBTORS' PREPACKAGED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE
BALLOT FOR VOTING CLASS 4 IFC-OFID LOAN CLAIMS
PARENT-INCLUDED PLAN
AND
PARENT-EXCLUDED PLAN
Ultrapetrol (Bahamas) Limited ("UBL") and the direct and indirect subsidiaries identified on the attached Addendum A to Ballot (collectively with UBL, "Ultrapetrol") are soliciting votes on the alternative plans of reorganization set forth in Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Plan"), attached as Exhibit A to the Debtors' Disclosure Statement, dated November 30, 2016 (the "Disclosure Statement"), which accompanies this Ballot.  Capitalized terms not defined in this Ballot have the meanings set forth in the Plan.  Ultrapetrol has reached an agreement with the holders of IFC-OFID Loan Claims and with certain holders of notes issued by Ultrapetrol on the terms of a restructuring of that River Business indebtedness.  If sufficient acceptances of the Plan are received, Ultrapetrol intends to commence chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and request confirmation of either the Parent-Included Plan or the Parent-Excluded Plan, as follows:  If Ultrapetrol also reaches an agreement with the lenders to Ultrapetrol's Offshore Business ("the Offshore Lenders") prior to 4:00 p.m. prevailing Eastern Time on January 4, 2017, Ultrapetrol intends to request confirmation of the "Parent-Included Plan."  If Ultrapetrol does not reach such agreement with its Offshore Lenders, it intends to request confirmation of the "Parent-Excluded Plan."
The Disclosure Statement provides information to assist you in deciding how to vote on the Plan.  If you are, as of November 28, 2016, the holder of an IFC-OFID Loan Claim, please use this Ballot (i) to cast your vote to accept or reject the Parent-Included Plan and (ii) to cast your vote to accept or reject the Parent-Excluded Plan.  If you do not have a Disclosure Statement or Addendum A or Addendum B to this Ballot, you may obtain a copy by contacting Ultrapetrol's Voting Agent, Prime Clerk LLC, at 1-844-205-4334 (Domestic toll-free) or 1-917-606-6438 (International toll), or by email to ultrapetrolballots@primeclerk.com.
The Plan can be confirmed by the Bankruptcy Court and thereby made binding on holders of Class 4 IFC-OFID Loan Claims if it is accepted by the holders of at least two-thirds in amount and more than one-half in number of claims in each class that vote on the Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code.  If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Plan if it finds that the Plan provides fair and equitable treatment to, and does not unfairly discriminate against, the class or classes rejecting it, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.

IMPORTANT
You should review the Disclosure Statement and the Plan before you vote.  You may wish to seek legal advice concerning the Plan and the classification and treatment of your claim or claims under the Plan.  All of your IFC-OFID Loan Claims have been placed in Class 4 under the Plan.  If you hold more than one claim against Ultrapetrol, you will receive a Ballot for each claim you are entitled to vote.
VOTING DEADLINE: 4:00 P. M. PREVAILING EASTERN TIME ON JANUARY 4, 2017.
If your vote is not received by Ultrapetrol's Voting Agent, Prime Clerk LLC, on or before the Voting Deadline and such deadline is not extended, your vote will not count as either an acceptance or rejection of the Plan.
E-Ballot Voting Instructions
To use the E-Ballot platform, you must electronically complete, sign, and return this customized Electronic Ballot by utilizing the E-Ballot platform on Prime Clerk's website by visiting https://cases.primeclerk.com/ultrapetrol, clicking on the "E-Ballot" link and following the instructions set forth on the website.  Your Ballot must be received by Prime Clerk no later than the Voting Deadline as of 4:00 p.m. prevailing Eastern Time on January 4, 2017, unless such time is extended by the Debtors.  Holders are strongly encouraged to submit their Ballots via the E-Ballot platform.  Prime Clerk's "E-Ballot" platform is the sole manner in which Ballots will be accepted via electronic or online transmission.  Ballots submitted by facsimile, email, or other means of electronic transmission will not be counted.
IMPORTANT NOTE:  You will need the following information to retrieve and submit your customized electronic Ballot:
Unique E-Ballot ID#:________________________________
To submit your Ballot via the "E-Ballot" platform, please visit https://cases.primeclerk.com/ultrapetrol.  Click on the "E-Ballot" section of the website and follow the instructions to submit your Ballot.  Each E-Ballot ID# is to be used solely for voting only those Claims described in Item 1 of your electronic Ballot.  Please complete and submit an E-Ballot for each E-Ballot ID# you receive, as applicable.
If you are unable to use the E-Ballot platform or need assistance from Prime Clerk in completing and submitting your Ballot, please contact Prime Clerk:
VIA PHONE AT (844) 205-4334 (DOMESTIC TOLL-FREE) OR (917) 606-6438 (INTERNATIONAL) OR EMAIL ULTRAPETROLBALLOTS@PRIMECLERK.COM.
If you cast a Ballot using Prime Clerk's E-Ballot platform, do NOT also submit a paper Ballot.
Paper Ballot Voting Instructions
1.	COMPLETE ITEM 1. COMPLETE ITEM 2A (YOUR VOTE ON PARENT-INCLUDED PLAN) AND ITEM 2B (YOUR VOTE ON PARENT-EXCLUDED PLAN).
2.	REVIEW THE CERTIFICATIONS CONTAINED IN ITEM 3.
3.	SIGN THE BALLOT.

4.	RETURN THE BALLOT IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE (SO THAT IT IS RECEIVED BEFORE THE VOTING DEADLINE).
5.
YOU ARE VOTING ON TWO (2) PLANS: (1) WITH RESPECT TO THE PARENT-INCLUDED PLAN, YOU MUST VOTE ALL YOUR IFC-OFID LOAN CLAIMS EITHER TO ACCEPT OR TO REJECT THE PARENT-INCLUDED PLAN AND MAY NOT SPLIT YOUR VOTE AND (2) WITH RESPECT TO THE PARENT-EXCLUDED PLAN, YOU MUST VOTE ALL YOUR IFC-OFID LOAN CLAIMS EITHER TO ACCEPT OR TO REJECT THE PARENT-EXCLUDED PLAN AND MAY NOT SPLIT YOUR VOTE.

6.
THE VOTE ON ANY EXECUTED BALLOT RECEIVED THAT (A) DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN, OR (B) THAT INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN, WILL NOT BE COUNTED.

If the Plan is confirmed by the Bankruptcy Court, it will be binding on you whether or not you vote.

Item 1.
Amount of IFC-OFID Loan Claims Voted.  The undersigned certifies that as of November 28, 2016, the undersigned held an IFC-OFID Loan Claim against Ultrapetrol in the following aggregate unpaid prinicpal amount (insert amount in the box below unless otherwise prepopulated with voting amount):

$

Item 2.	TWO PLANS. The holder of the IFC-OFID Loan Claims identified in Item 1 votes on the Parent-Included Plan in Item 2A AND on the Parent-Excluded Plan in Item 2B, as follows:
Item 2A.
Vote on Parent-Included Plan.  The holder owner of the IFC-OFID Loan Claims identified in Item 1 votes as follows (check the box to Accept or the box to Reject—if you do not check either box your vote will not be counted):

☐ to Accept the Plan. If you vote to Accept the Plan, you will be deemed to consent to the Releases set forth in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.	OR
☐ to Reject the Plan.

If you vote to Reject the Plan, you may still consent to provide the Releases set forth in Section V.H.(b) of the Plan by checking the following opt-in box:

☐ I voluntarily consent to provide the Releases set forth in Section V.H.(b) of the Plan.

The Releases set forth in Section V.H.(b) of the Plan and certain related definitions are set forth on the attached Addendum B to Ballot.

Item 2B.
Vote on Parent-Excluded Plan.  The holder of the IFC-OFID Loan Claims identified in Item 1 votes as follows (check the box to Accept or the box to Reject—if you do not check either box your vote will not be counted):

☐ to Accept the Plan. If you vote to Accept the Plan, you will be deemed to consent to the Releases set forth in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.	OR
☐ to Reject the Plan.

If you vote to Reject the Plan, you may still consent to provide the Releases set forth in Section V.H.(b) of the Plan by checking the following opt-in box:

☐ I voluntarily consent to provide the Releases set forth in Section V.H.(b) of the Plan.

The Releases set forth in Section V.H.(b) of the Plan and certain related definitions are set forth on the attached Addendum B to Ballot.

Item 3.
Certification.  By returning this Ballot, the holder of the IFC-OFID Loan Claim identified in Item 1 certifies that (a) this Ballot is the only Ballot submitted for such IFC-OFID Loan Claim, (b) it has full power and authority to vote to accept or reject the Plan with respect to the IFC-OFID Loan Claim listed in Item 1, (c) it was the holder of the IFC-OFID Loan Claim described in Item 1 as of November 28, 2016, and (d) it has received a copy of the Disclosure Statement (including the exhibits thereto) and understands that the solicitation of votes for the Plan is subject to all the terms and conditions set forth in the Disclosure Statement.

Name of Creditor:
(Print or Type)
Social Security or Federal Tax ID. No.:
(Optional)
Signature:
Print Name:
Title:
(If Appropriate)
Street Address:
City, State, Zip Code:
Telephone Number:
Email Address:
Date Completed:
This Ballot shall not constitute or be deemed a proof of claim or equity interest, an assertion of a claim or equity interest, or the allowance of a claim or equity interest.  This Ballot is not a letter of transmittal and may not be used for any purpose other than to cast votes to accept or reject the Plan.

YOUR VOTE MUST BE ACTUALLY RECEIVED BY THE DEBTORS' VOTING AGENT, PRIME CLERK LLC, BY 4:00 P. M. PREVAILING EASTERN TIME ON JANUARY 4, 2017, OR YOUR VOTE WILL NOT BE COUNTED.

PLEASE VOTE BY E-BALLOT AT HTTP://CASES.PRIMECLERK.COM/ULTRAPETROL, CLICKING ON THE "SUBMIT E-BALLOT" LINK AND FOLLOWING THE INSTRUCTIONS SET FORTH ON THE WEBSITE OR RETURN YOUR PAPER BALLOT VIA FIRST CLASS MAIL, OVERNIGHT COURIER, OR HAND DELIVERY TO:

ULTRAPETROL BALLOT PROCESSING
c/o PRIME CLERK LLC
830 THIRD AVENUE, 3RD FLOOR
NEW YORK, NY 10022

IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT OR OTHER ENCLOSED MATERIALS, PLEASE CONTACT THE VOTING AGENT, PRIME CLERK LLC, AT 1-844-205-4334 (Domestic toll-free) or 1-917-606-6438 (International toll) or by email to ultrapetrolballots@primeclerk.com.

ADDENDUM A TO BALLOT

Parent-Included Plan

Plan Proponents

1. Ultrapetrol (Bahamas) Limited
2. Oceanpar S.A.
3. Dampierre Holdings Spain, S.L.
4. Princely International Finance Corp.
5. Cedarino S.A.
6. Thurston Shipping Inc.
7. Massena Port S.A.
8. UABL Limited
9. Ultrapetrol S.A.
10. UABL S.A.
11. Parfina S.A.
12. Parabal S.A.
13. UABL Paraguay S.A.
14. Compagnia Paraguaya De Transporte Fluvial SA
15. Arlene Investments, Inc.
16. Brinkley Shipping Inc.
17. Danube Maritime Inc.
18. Dingle Barges Inc.
19. General Ventures Inc.
20. Palmdeal Shipping Inc.
21. Riverview Commercial Corp.
22. Marine Financial Investment Corp.
23. UABL Barges (Panama) Inc.
24. UABL Towing Services S.A.
25. Eastham Barges Inc.
26. Riverpar S.A.
27. UP River Terminals (Panama) S.A.
28. UPB (Panama) Inc.
29. UP River (Holdings) Ltd. (Bahamas)
30. Regal International Investments S.A.
31. Longmoor Holdings Inc.
32. Hallandale Commercial Corp.

Parent-Excluded Plan

Plan Proponents

1. Oceanpar S.A.
2. Dampierre Holdings Spain, S.L.
3. Princely International Finance Corp.
4. Cedarino S.A.
5. Thurston Shipping Inc.
6. Massena Port S.A.
7. UABL Limited
8. Ultrapetrol S.A.
9. UABL S.A.
10. Parfina S.A.
11. Parabal S.A.
12. UABL Paraguay S.A.
13. Compagnia Paraguaya De Transporte Fluvial SA
14. Arlene Investments, Inc.
15. Brinkley Shipping Inc.
16. Danube Maritime Inc.
17. Dingle Barges Inc.
18. General Ventures Inc.
19. Palmdeal Shipping Inc.
20. Riverview Commercial Corp.
21. Marine Financial Investment Corp.
22. UABL Barges (Panama) Inc.
23. UABL Towing Services S.A.
24. Eastham Barges Inc.
25. Riverpar S.A.
26. UP River Terminals (Panama) S.A.
27. UPB (Panama) Inc.
28. UP River (Holdings) Ltd. (Bahamas)
29. Regal International Investments S.A.
30. Longmoor Holdings Inc.
31. Hallandale Commercial Corp.
32. Corporación de Navegación Mundial S.A

ADDENDUM B TO BALLOT

PLEASE BE ADVISED THAT THE PLAN CONTAINS CERTAIN RELEASE, EXCULPATION, AND INJUNCTION PROVISIONS, INCLUDING:
Section V.H.(b) of the Plan states:
Releases by Holders of Claims and Equity Interests.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.

Section I.A of the Plan includes the following definitions:
Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time during the Reorganization Cases) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).
Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (c) IFC, (d) OFID; (e) Sparrow; (f) Southern Cross; (g) New Holdco; (h) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (i) with respect to each of the foregoing Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

If you voted to accept the Plan in Item 2A or Item 2B, you will be deemed to have consented to the releases contained in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.
Other release, exculpation, and injunction provisions are set forth in Section V.H.(b) of the Plan.  You are advised and encouraged to carefully review and consider the Plan, including the release, exculpation, and injunction provisions, as your rights may be affected.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, OTHER THAN WHAT IS INCLUDED IN THE MATERIALS ACCOMPANYING THIS BALLOT

ULTRAPETROL (BAHAMAS) LIMITED, and certain
 of its direct and indirect subsidiaries

BALLOT FOR ACCEPTING OR REJECTING PLAN DEBTORS' PREPACKAGED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

BALLOT FOR VOTING CLASS 11 OFFSHORE LENDER PARENT CLAIMS

PARENT-INCLUDED PLAN

Ultrapetrol (Bahamas) Limited ("UBL") and the direct and indirect subsidiaries identified on the attached Addendum A to Ballot (collectively with UBL, "Ultrapetrol") are soliciting votes on the alternative plans of reorganization set forth in Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Plan"), attached as Exhibit A to the Debtors' Disclosure Statement, dated November 30, 2016 (the "Disclosure Statement"), which accompanies this Ballot.  Capitalized terms not defined in this Ballot have the meanings set forth in the Plan.  Ultrapetrol has reached an agreement with certain lenders to, and holders of notes issued by, Ultrapetrol on the terms of a restructuring of its River Business indebtedness.  If sufficient acceptances of the Plan are received, Ultrapetrol intends to commence chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and request confirmation of either the Parent-Included Plan or the Parent-Excluded Plan, as follows:  if Ultrapetrol also reaches an agreement with the lenders to Ultrapetrol's Offshore Business ("the Offshore Lenders") prior to 4:00 p.m. prevailing Eastern Time on January 4, 2017, Ultrapetrol intends to request confirmation of the "Parent-Included Plan."  If Ultrapetrol does not reach such agreement with its Offshore Lenders, it intends to request confirmation of the "Parent-Excluded Plan."

The Disclosure Statement provides information to assist you in deciding how to vote on the Parent-Included Plan.  If you are, as of November 28, 2016, the holder of an Offshore Lender Parent Claim against UBL pursuant to any of the guarantees set forth on Schedule A to the Plan, please use this Ballot to cast your vote to accept or reject the Parent-Included Plan.  If you do not have a Disclosure Statement or Addendum A or Addendum B to Ballot, you may obtain a copy by contacting Ultrapetrol's Voting Agent, Prime Clerk LLC, at 1-844-205-4334 (Domestic toll-free) or 1-917-606-6438 (International toll), or by email to ultrapetrolballots@primeclerk.com.

The Plan can be confirmed by the Bankruptcy Court and thereby made binding on holders of Class 11 Offshore Lender Parent Claims if it is accepted by the holders of at least two-thirds in amount and more than one-half in number of claims in each class that vote on the Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code.  If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Plan if it finds that the Plan provides fair and equitable treatment to, and does not unfairly discriminate against, the class or classes rejecting it, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.

IMPORTANT

You should review the Disclosure Statement and the Plan before you vote.  You may wish to seek legal advice concerning the Plan and the classification and treatment of your claim or claims under the Plan.  All of your Offshore Lender Parent Claims against UBL have been placed in Class 11 under the Plan.  If you hold more than one claim against Ultrapetrol, you will receive a Ballot for each claim you are entitled to vote.

VOTING DEADLINE: 4:00 P.M. PREVAILING EASTERN TIME ON JANUARY 4, 2017.

If your vote is not received by Ultrapetrol's Voting Agent, Prime Clerk LLC, on or before the Voting Deadline and such deadline is not extended, your vote will not count as either an acceptance or rejection of the Plan.

E-Ballot Voting Instructions

To use the E-Ballot platform, you must electronically complete, sign, and return this customized Electronic Ballot by utilizing the E-Ballot platform on Prime Clerk's website by visiting https://cases.primeclerk.com/ultrapetrol, clicking on the "E-Ballot" link, and following the instructions set forth on the website.  Your Ballot must be received by Prime Clerk no later than the Voting Deadline of 4:00 p.m. prevailing Eastern Time on January 4, 2017, unless such time is extended by the Debtors.  Holders are strongly encouraged to submit their Ballots via the E-Ballot platform.  Prime Clerk's "E-Ballot" platform is the sole manner in which Ballots will be accepted via electronic or online transmission.  Ballots submitted by facsimile, email, or other means of electronic transmission will not be counted.

IMPORTANT NOTE:  You will need the following information to retrieve and submit your customized electronic Ballot:

Unique E-Ballot ID#:________________________________

To submit your Ballot via the "E-Ballot" platform, please visit https://cases.primeclerk.com/ultrapetrol.  Click on the "E-Ballot" section of the website and follow the instructions to submit your Ballot.  Each E-Ballot ID# is to be used solely for voting only those Claims described in Item 1 of your electronic Ballot.  Please complete and submit an E-Ballot for each E-Ballot ID# you receive, as applicable.

If you are unable to use the E-Ballot platform or need assistance from Prime Clerk in completing and submitting your Ballot, please contact Prime Clerk:

VIA PHONE AT (844) 205-4334 (DOMESTIC TOLL-FREE) OR (917) 606-6438 (INTERNATIONAL) OR EMAIL ULTRAPETROLBALLOTS@PRIMECLERK.COM.

If you cast a Ballot using Prime Clerk's E-Ballot platform, do NOT also submit a paper Ballot.

Paper Ballot Voting Instructions

1. COMPLETE ITEM 1 AND ITEM 2.

2. REVIEW THE CERTIFICATIONS CONTAINED IN ITEM 3.

3. SIGN THE BALLOT.

4. RETURN THE BALLOT IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE (SO THAT IT IS RECEIVED BEFORE THE VOTING DEADLINE).

5. YOU MUST VOTE THE FULL AMOUNT OF YOUR OFFSHORE LENDER PARENT CLAIM REPRESENTED BY THIS BALLOT EITHER TO ACCEPT OR TO REJECT THE PLAN AND MAY NOT SPLIT YOUR VOTE.

6. THE VOTE ON ANY EXECUTED BALLOT RECEIVED THAT (A) DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN, OR (B) THAT INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN, WILL NOT BE COUNTED.

If the Plan is confirmed by the Bankruptcy Court, it will be binding on you whether or not you vote.

Item 1.
Amount of Offshore Lender Parent Claim Voted.  The undersigned certifies that as of November 28, 2016, the undersigned held an Offshore Lender Parent Claim against UBL in the following aggregate unpaid amount (insert amount in the box below unless otherwise populated with voting amount):

$

Item 2.
Vote on Parent-Included Plan.  The holder of the Offshore Lender Parent Claim identified in Item 1 votes as follows (check the box to Accept or the box to Reject—if you do not check either box your vote will not be counted):

☐ to Accept the Plan. If you vote to Accept the Plan, you will be deemed to consent to the Releases set forth in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.	OR
☐ to Reject the Plan.

If you vote to Reject the Plan, you may still consent to provide the Releases set forth in Section V.H.(b) of the Plan by checking the following opt-in box:

☐ I voluntarily consent to provide the Releases set forth in Section V.H.(b) of the Plan.

The Releases set forth in Section V.H.(b) of the Plan and certain related definitions are set forth on the attached Addendum B to Ballot.

Item 3.
Certification.  By returning this Ballot, the holder of the Offshore Lender Parent Claim identified in Item 1 certifies that (a) this Ballot is the only Ballot submitted for such Offshore Lender Parent Claim, (b) it has full power and authority to vote to accept or reject the Plan with respect to the Offshore Lender Parent Claim listed in Item 1, (c) it was the holder of the Offshore Lender Parent Claim described in Item 1 as of November 28, 2016, and (d) it has received a copy of the Disclosure Statement (including the exhibits thereto) and understands that the solicitation of votes for the Plan is subject to all the terms and conditions set forth in the Disclosure Statement.

Name of Creditor :
(Print or Type)
Social Security or Federal Tax ID. No.:
(Optional)
Signature:
Print Name:
Title:
(If Appropriate)
Street Address:
City, State, Zip Code:
Telephone Number:
Email Address:
Date Completed:

This Ballot shall not constitute or be deemed a proof of claim or equity interest, an assertion of a claim or equity interest, or the allowance of a claim or equity interest.  This Ballot is not a letter of transmittal and may not be used for any purpose other than to cast votes to accept or reject the Plan.

YOUR VOTE MUST BE ACTUALLY RECEIVED BY THE DEBTORS' VOTING AGENT, PRIME CLERK LLC, BY 4:00 P. M., PREVAILING EASTERN TIME, ON JANUARY 4, 2017, OR YOUR VOTE WILL NOT BE COUNTED.

PLEASE VOTE BY E-BALLOT AT HTTP://CASES.PRIMECLERK.COM/ULTRAPETROL, CLICKING ON THE "SUBMIT E-BALLOT" LINK AND FOLLOWING THE INSTRUCTIONS SET FORTH ON THE WEBSITE OR RETURN YOUR PAPER BALLOT VIA FIRST CLASS MAIL, OVERNIGHT COURIER, OR HAND DELIVERY TO:

ULTRAPETROL BALLOT PROCESSING
c/o PRIME CLERK LLC
830 THIRD AVENUE, 3RD FLOOR
NEW YORK, NY 10022

IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT OR OTHER ENCLOSED MATERIALS, PLEASE CONTACT THE VOTING AGENT, PRIME CLERK LLC, AT 1-844-205-4334 (Domestic toll-free) or 1-917-606-6438 (International toll), or by email to ultrapetrolballots@primeclerk.com.

ADDENDUM A TO BALLOT

Parent-Included Plan

Plan Proponents

1.           Ultrapetrol (Bahamas) Limited
2.           Oceanpar S.A.
3.           Dampierre Holdings Spain, S.L.
4.           Princely International Finance Corp.
5.           Cedarino S.A.
6.           Thurston Shipping Inc.
7.           Massena Port S.A.
8.           UABL Limited
9.           Ultrapetrol S.A.
10.          UABL S.A.
11.          Parfina S.A.
12.          Parabal S.A.
13.          UABL Paraguay S.A.
14.          Compagnia Paraguaya De Transporte Fluvial SA
15.          Arlene Investments, Inc.
16.          Brinkley Shipping Inc.
17.          Danube Maritime Inc.
18.          Dingle Barges Inc.
19.          General Ventures Inc.
20.          Palmdeal Shipping Inc.
21.          Riverview Commercial Corp.
22.          Marine Financial Investment Corp.
23.          UABL Barges (Panama) Inc.
24.          UABL Towing Services S.A.
25.          Eastham Barges Inc.
26.          Riverpar S.A.
27.          UP River Terminals (Panama) S.A.
28.          UPB (Panama) Inc.
29.          UP River (Holdings) Ltd. (Bahamas)
30.          Regal International Investments S.A.
31.          Longmoor Holdings Inc.
32.          Hallandale Commercial Corp.

Parent-Excluded Plan

Plan Proponents

1.           Oceanpar S.A.
2.           Dampierre Holdings Spain, S.L.
3.           Princely International Finance Corp.
4.           Cedarino S.A.
5.           Thurston Shipping Inc.
6.           Massena Port S.A.
7.           UABL Limited
8.           Ultrapetrol S.A.
9.           UABL S.A.
10.          Parfina S.A.
11.          Parabal S.A.
12.          UABL Paraguay S.A.
13.          Compagnia Paraguaya De Transporte Fluvial SA
14.          Arlene Investments, Inc.
15.          Brinkley Shipping Inc.
16.          Danube Maritime Inc.
17.          Dingle Barges Inc.
18.          General Ventures Inc.
19.          Palmdeal Shipping Inc.
20.          Riverview Commercial Corp.
21.          Marine Financial Investment Corp.
22.          UABL Barges (Panama) Inc.
23.          UABL Towing Services S.A.
24.          Eastham Barges Inc.
25.          Riverpar S.A.
26.          UP River Terminals (Panama) S.A.
27.          UPB (Panama) Inc.
28.          UP River (Holdings) Ltd. (Bahamas)
29.          Regal International Investments S.A.
30.          Longmoor Holdings Inc.
31.          Hallandale Commercial Corp.
32.          Corporación de Navegación Mundial S.A

ADDENDUM B TO BALLOT

PLEASE BE ADVISED THAT THE PLAN CONTAINS CERTAIN RELEASE, EXCULPATION, AND INJUNCTION PROVISIONS, INCLUDING:

Section V.H.(b) of the Plan states:

Releases by Holders of Claims and Equity Interests.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order.

Section I.A of the Plan includes the following definitions:

Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time during the Reorganization Cases) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (c) IFC, (d) OFID; (e) Sparrow; (f) Southern Cross; (g) New Holdco; (h) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (i) with respect to each of the foregoing Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

If you voted to accept the Plan in Item 2, you will be deemed to have consented to the releases contained in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.
Other release, exculpation, and injunction provisions are set forth in Section V.H.(b) of the Plan.  You are advised and encouraged to carefully review and consider the Plan, including the release, exculpation, and injunction provisions, as your rights may be affected.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR ADVICE, OR TO MAKE ANY REPRESENTATION, OTHER THAN WHAT IS INCLUDED IN THE MATERIALS ACCOMPANYING THIS BALLOT

ULTRAPETROL (BAHAMAS) LIMITED, and certain
 of its direct and indirect subsidiaries

BALLOT FOR ACCEPTING OR REJECTING PLAN DEBTORS' PREPACKAGED PLAN OF REORGANIZATION UNDER CHAPTER 11 OF THE BANKRUPTCY CODE

BALLOT FOR VOTING CLASS 12 GENERAL UNSECURED CLAIMS - CORNAMUSA

PARENT-EXCLUDED PLAN

Ultrapetrol (Bahamas) Limited ("UBL") and the direct and indirect subsidiaries identified on the attached Addendum A to Ballot (collectively with UBL, "Ultrapetrol") are soliciting votes on the alternative plans of reorganization set forth in Debtors' Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code (the "Plan"), attached as Exhibit A to the Debtors' Disclosure Statement, dated November 30, 2016 (the "Disclosure Statement"), which accompanies this Ballot.  Capitalized terms not defined in this Ballot have the meanings set forth in the Plan.  Ultrapetrol has reached an agreement with certain lenders to, and holders of notes issued by, Ultrapetrol on the terms of a restructuring of its River Business indebtedness.  If sufficient acceptances of the Plan are received, Ultrapetrol intends to commence chapter 11 cases in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court") and request confirmation of either the Parent-Included Plan or the Parent-Excluded Plan, as follows:  If Ultrapetrol also reaches an agreement with the lenders to Ultrapetrol's Offshore Business ("the Offshore Lenders") prior to 4:00 p.m. prevailing Eastern Time on January 4, 2017, Ultrapetrol intends to request confirmation of the "Parent-Included Plan."  If Ultrapetrol does not reach such agreement with its Offshore Lenders, it intends to request confirmation of the "Parent-Excluded Plan."

The Disclosure Statement provides information to assist you in deciding how to vote on the Parent-Excluded Plan.  If you are, as of November 28, 2016, the holder of a general unsecured claim against Corporación de Navegación Mundial S.A (also known as "Cornamusa"), please use this Ballot to cast your vote to accept or reject the Parent-Excluded Plan.  If you do not have a Disclosure Statement or Addendum A or Addendum B to this Ballot, you may obtain a copy by contacting Ultrapetrol's Voting Agent, Prime Clerk LLC, at 1-844-205-4334 (Domestic toll-free) or 1-917-606-6438 (International toll), or by email to ultrapetrolballots@primeclerk.com.

The Plan can be confirmed by the Bankruptcy Court and thereby made binding on holders of Class 12 General Unsecured Claims – Cornamusa if it is accepted by the holders of at least two-thirds in amount and more than one-half in number of claims in each class that vote on the Plan, and if it otherwise satisfies the requirements of section 1129(a) of the Bankruptcy Code.  If the requisite acceptances are not obtained, the Bankruptcy Court may nonetheless confirm the Plan if it finds that the Plan provides fair and equitable treatment to, and does not unfairly discriminate against, the class or classes rejecting it, and otherwise satisfies the requirements of section 1129(b) of the Bankruptcy Code.

IMPORTANT

You should review the Disclosure Statement and the Plan before you vote.  You may wish to seek legal advice concerning the Plan and the classification and treatment of your claim or claims under the Plan.  All of your General Unsecured Claims against Cornamusa have been placed in Class 12 under the Plan.  If you hold more than one claim against Ultrapetrol, you will receive a Ballot for each claim you are entitled to vote.

VOTING DEADLINE: 4:00 P. M. PREVAILING EASTERN TIME ON JANUARY 4, 2017.

If your vote is not received by Ultrapetrol's Voting Agent, Prime Clerk LLC, on or before the Voting Deadline and such deadline is not extended, your vote will not count as either an acceptance or rejection of the Plan.

E-Ballot Voting Instructions

To use the E-Ballot platform, you must electronically complete, sign, and return this customized Electronic Ballot by utilizing the E-Ballot platform on Prime Clerk's website by visiting https://cases.primeclerk.com/ultrapetrol, clicking on the "E-Ballot" link and following the instructions set forth on the website.  Your Ballot must be received by Prime Clerk no later than the Voting Deadline of 4:00 p.m. prevailing Eastern Time on January 4, 2017, unless such time is extended by the Debtors.  Holders are strongly encouraged to submit their Ballots via the E-Ballot platform.  Prime Clerk's "E-Ballot" platform is the sole manner in which Ballots will be accepted via electronic or online transmission.  Ballots submitted by facsimile, email, or other means of electronic transmission will not be counted.

IMPORTANT NOTE:  You will need the following information to retrieve and submit your customized electronic Ballot:

Unique E-Ballot ID#:________________________________

To submit your Ballot via the "E-Ballot" platform, please visit https://cases.primeclerk.com/ultrapetrol.  Click on the "E-Ballot" section of the website and follow the instructions to submit your Ballot.  Each E-Ballot ID# is to be used solely for voting only those Claims described in Item 1 of your electronic Ballot.  Please complete and submit an E-Ballot for each E-Ballot ID# you receive, as applicable.

If you are unable to use the E-Ballot platform or need assistance from Prime Clerk in completing and submitting your Ballot, please contact Prime Clerk:

VIA PHONE AT (844) 205-4334 (DOMESTIC TOLL-FREE) OR (917) 606-6438 (INTERNATIONAL) OR EMAIL ULTRAPETROLBALLOTS@PRIMECLERK.COM.

If you cast a Ballot using Prime Clerk's E-Ballot platform, do NOT also submit a paper Ballot.

Paper Ballot Voting Instructions

1.  COMPLETE ITEM 1 AND ITEM 2.

2.  REVIEW THE CERTIFICATIONS CONTAINED IN ITEM 3

3.  SIGN THE BALLOT.

3.  RETURN THE BALLOT IN THE PRE-ADDRESSED POSTAGE-PAID ENVELOPE (SO THAT IT IS RECEIVED BEFORE THE VOTING DEADLINE).

4.  YOU MUST VOTE THE FULL AMOUNT OF YOUR GENERAL UNSECURED CLAIM - CORNAMUSA REPRESENTED BY THIS BALLOT EITHER TO ACCEPT OR TO REJECT THE PLAN AND MAY NOT SPLIT YOUR VOTE.

5.  THE VOTE ON ANY EXECUTED BALLOT RECEIVED THAT (A) DOES NOT INDICATE EITHER AN ACCEPTANCE OR REJECTION OF THE PLAN, OR (B) THAT INDICATES BOTH AN ACCEPTANCE AND A REJECTION OF THE PLAN, WILL NOT BE COUNTED.

If the Plan is confirmed by the Bankruptcy Court, it will be binding on you whether or not you vote.

Item 1.
Amount of General Unsecured Claim Voted.  The undersigned certifies that as of November 28, 2016, the undersigned held a General Unsecured Claim against Cornamusa in the following aggregate unpaid amount (insert amount in the box below unless otherwise prepopulated with voting amount):

$

Item 2.
Vote on Parent-Excluded Plan.  The holder of the General Unsecured Claim against Cornamusa identified in Item 1 votes as follows (check the box to Accept or the box to Reject—if you do not check either box your vote will not be counted):

☐ to Accept the Plan. If you vote to Accept the Plan, you will be deemed to consent to the Releases set forth in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.	OR
☐ to Reject the Plan.

If you vote to Reject the Plan, you may still consent to provide the Releases set forth in Section V.H.(b) of the Plan by checking the following opt-in box:

☐ I voluntarily consent to provide the Releases set forth in Section V.H.(b) of the Plan.

The Releases set forth in Section V.H.(b) of the Plan and certain related definitions are set forth on the attached Addendum B to Ballot.

Item 3.
Certification.  By returning this Ballot, the holder of the General Unsecured Claim against Cornamusa identified in Item 1 certifies that (a) this Ballot is the only Ballot submitted for such General  Unsecured Claim - Cornamusa, (b) it has full power and authority to vote to accept or reject the Plan with respect to the General Unsecured Claim against Cornamusa listed in Item 1, (c) it was the holder of the General Unsecured Claim against Cornamusa described in Item 1 as of November 28, 2016, and (d) it has received a copy of the Disclosure Statement (including the exhibits thereto) and understands that the solicitation of votes for the Plan is subject to all the terms and conditions set forth in the Disclosure Statement.

Name of Creditor :
(Print or Type)
Social Security or Federal Tax ID. No.:
(Optional)
Signature:
Print Name:
Title:
(If Appropriate)
Street Address:
City, State, Zip Code:
Telephone Number:
Email Address:
Date Completed:

This Ballot shall not constitute or be deemed a proof of claim or equity interest, an assertion of a claim or equity interest, or the allowance of a claim or equity interest.  This Ballot is not a letter of transmittal and may not be used for any purpose other than to cast votes to accept or reject the Plan.

YOUR VOTE MUST BE ACTUALLY RECEIVED BY THE DEBTORS' VOTING AGENT, PRIME CLERK LLC, BY 4:00 P. M. PREVAILING EASTERN TIME ON JANUARY 4, 2017, OR YOUR VOTE WILL NOT BE COUNTED.

PLEASE VOTE BY E-BALLOT AT HTTP://CASES.PRIMECLERK.COM/ULTRAPETROL, CLICKING ON THE "SUBMIT E-BALLOT" LINK AND FOLLOWING THE INSTRUCTIONS SET FORTH ON THE WEBSITE OR RETURN YOUR PAPER BALLOT VIA FIRST CLASS MAIL, OVERNIGHT COURIER, OR HAND DELIVERY TO:

ULTRAPETROL BALLOT PROCESSING
c/o PRIME CLERK LLC
830 THIRD AVENUE, 3RD FLOOR
NEW YORK, NY 10022

IF YOU HAVE ANY QUESTIONS REGARDING THIS BALLOT OR THE VOTING PROCEDURES, OR IF YOU NEED A BALLOT OR ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT OR OTHER ENCLOSED MATERIALS, PLEASE CONTACT THE VOTING AGENT, PRIME CLERK LLC, AT 1-844-205-4334 (Domestic toll-free) or 1-917-606-6438 (International toll) or by email to ultrapetrolballots@primeclerk.com.

ADDENDUM A TO BALLOT

Parent-Included Plan

Plan Proponents

1.            Ultrapetrol (Bahamas) Limited
2.            Oceanpar S.A.
3.            Dampierre Holdings Spain, S.L.
4.            Princely International Finance Corp.
5.            Cedarino S.A.
6.            Thurston Shipping Inc.
7.            Massena Port S.A.
8.            UABL Limited
9.            Ultrapetrol S.A.
10.          UABL S.A.
11.          Parfina S.A.
12.          Parabal S.A.
13.          UABL Paraguay S.A.
14.          Compagnia Paraguaya De Transporte Fluvial SA
15.          Arlene Investments, Inc.
16.          Brinkley Shipping Inc.
17.          Danube Maritime Inc.
18.          Dingle Barges Inc.
19.          General Ventures Inc.
20.          Palmdeal Shipping Inc.
21.          Riverview Commercial Corp.
22.          Marine Financial Investment Corp.
23.          UABL Barges (Panama) Inc.
24.          UABL Towing Services S.A.
25.          Eastham Barges Inc.
26.          Riverpar S.A.
27.          UP River Terminals (Panama) S.A.
28.          UPB (Panama) Inc.
29.          UP River (Holdings) Ltd. (Bahamas)
30.          Regal International Investments S.A.
31.          Longmoor Holdings Inc.
32.          Hallandale Commercial Corp.

Parent-Excluded Plan

Plan Proponents

1.            Oceanpar S.A.
2.            Dampierre Holdings Spain, S.L.
3.            Princely International Finance Corp.
4.            Cedarino S.A.
5.            Thurston Shipping Inc.
6.            Massena Port S.A.
7.            UABL Limited
8.            Ultrapetrol S.A.
9.            UABL S.A.
10.          Parfina S.A.
11.          Parabal S.A.
12.          UABL Paraguay S.A.
13.          Compagnia Paraguaya De Transporte Fluvial SA
14.          Arlene Investments, Inc.
15.          Brinkley Shipping Inc.
16.          Danube Maritime Inc.
17.          Dingle Barges Inc.
18.          General Ventures Inc.
19.          Palmdeal Shipping Inc.
20.          Riverview Commercial Corp.
21.          Marine Financial Investment Corp.
22.          UABL Barges (Panama) Inc.
23.          UABL Towing Services S.A.
24.          Eastham Barges Inc.
25.          Riverpar S.A.
26.          UP River Terminals (Panama) S.A.
27.          UPB (Panama) Inc.
28.          UP River (Holdings) Ltd. (Bahamas)
29.          Regal International Investments S.A.
30.          Longmoor Holdings Inc.
31.          Hallandale Commercial Corp.
32.          Corporación de Navegación Mundial S.A

ADDENDUM B TO BALLOT

PLEASE BE ADVISED THAT THE PLAN CONTAINS CERTAIN RELEASE, EXCULPATION, AND INJUNCTION PROVISIONS, INCLUDING:

Section V.H.(b) of the Plan states:

Releases by Holders of Claims and Equity Interests.  On the Effective Date, except for the right to enforce the Plan and the Definitive Documents that remain in effect after the Effective Date, (i) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to sue or otherwise seek recovery from any Released Party on account of any Claim, including any Claim or Cause of Action based upon tort, breach of contract, violations of federal or state securities laws or otherwise, or any other legal or equitable theory, based in whole or in part upon any act, occurrence, or failure to act from the beginning of time through the Effective Date in any way related to the Plan Debtors or their respective businesses and affairs and (ii) each Releasing Party will be deemed to have forever released and covenanted with the Released Parties not to assert against any Released Party any Claim, obligation, right, Cause of Action, or liability that any holder of a Claim may be entitled to assert, whether known or unknown, foreseen or unforeseen, existing or hereafter arising, based in whole or in part on any act or omission, transaction, or occurrence from the beginning of time through the Effective Date in any way relating to the Plan Debtors, the purchase, sale, or rescission of the purchase or sale of any security of the Plan Debtors or the Reorganized Debtors, the subject matter of, or the transactions or events giving rise to, any Claim, or Equity Interest, the Plan Debtors' restructuring, the Reorganization Cases, the Restructuring Support Agreement, the Plan, the Disclosure Statement, the Investment Agreement, IFC-OFID Debt Purchase Agreement, the Plan Supplement or any of the documents included therein, provided, however, the foregoing release will not apply to any act or omission that constitutes gross negligence, willful misconduct, or fraud as determined by a Final Order..

Section I.A of the Plan includes the following definitions:

Released Parties: means each of: (a) the Debtors and Reorganized Debtors; (b) the 2021 Notes Indenture Trustee; (c) the IFC-OFID Security Trustees; (d) the 2021 Noteholders; (e) IFC; (f) OFID; (g) New Holdco; (h) Sparrow; (i) Southern Cross; and (j) with respect to each of the foregoing Entities in clauses (a) through (i), such Entity's predecessors, Professionals, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies, and each of their respective current and former (to the extent employed or serving at any time during the Reorganization Cases) directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

Releasing Parties: means each of: (a) the 2021 Notes Indenture Trustee; (b) holders of Impaired Claims who (x) voted to accept the Plan or (y) voted to reject the Plan and affirmatively elected to grant the releases provided in the Plan by checking the opt-in box on the Ballot; (c) IFC, (d) OFID; (e) Sparrow; (f) Southern Cross; (g) New Holdco; (h) to the fullest extent permissible under applicable law holders of Unimpaired Claims and Equity Interests, and (i) with respect to each of the foregoing Entities in clauses (a) through (h), such Entity's predecessors, successors and assigns, affiliates, subsidiaries, funds, portfolio companies, management companies (but excluding any predecessors, portfolio companies, or management companies of any 2021 Noteholder), and each of their respective current and former shareholders, directors, officers, members, employees, partners, managers, independent contractors, agents, representatives, principals, consultants, financial advisors, attorneys, accountants, investment bankers, and other professional advisors (each solely in their capacity as such).

If you voted to accept the Plan in Item 2, you will be deemed to have consented to the releases contained in Section V.H.(b) of the Plan to the fullest extent permitted by applicable law.
Other release, exculpation, and injunction provisions are set forth in Section V.H.(b) of the Plan.  You are advised and encouraged to carefully review and consider the Plan, including the release, exculpation, and injunction provisions, as your rights may be affected.